EXHIBIT 10.2

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (file no. 333-14238, 333-12146, 333-09840, and 333-109874) of Retalix Ltd., of our report dated January 18, 2002, relating to the consolidated financial statements of BASS, Inc., for the year ended December 31, 2001, appearing in the Company’s Annual Report on Form 20-F/A, for the year ended December 31, 2002.

/s/ Flagel, Huber, Flagel & Co.

Certified Public Accountants
Dayton, Ohio
March 23, 2004